

November 23, 2011

Via E-mail
Mr. Michael Bishop
Senior Vice President, Chief Financial Officer,
 Treasurer and Corporate Secretary
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813

> **Re: FuelCell Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **Filed January 14, 2011**
> **File No. 001-14204**

Dear Mr. Bishop:

We have reviewed your filing and your response dated October 28, 2011 and we have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended October 31, 2010

Revenue Recognition, pages 68 and 81

1. We acknowledge your response to prior comment 7; however, it remains unclear how your application of percentage of completion accounting for DFC power plants and modules is appropriate under the specific guidance from FASB Codification Topic 605-35. In that regard, your response suggests that you segmented revenues and costs incurred for certain installation and commissioning activities under the contractual arrangements under a theory analogizing to the accounting for research and development activities. Please help us further

understand how your application of the percentage of completion method complied with GAAP. Accordingly, please respond to the following:

- Tell us the specific basis in Topic 605-35 for segmenting and separately accounting for revenues and costs associated with installation and commissioning in excess of the estimated amount included in what you refer to as "hard costs."
- Tell us how your practices considered the guidance from FASB ASC 605-35-25-10 through 25-13, with respect to segmenting of a contract.
- Tell us how your method considers the guidance from FASB ASC 605-35-25-37a, which requires that contract costs used in the application of percentage of completion accounting include all direct costs. It is unclear how your method of segmenting certain installation and commissioning costs considers this guidance.
- Tell us how your method considers the guidance from FASB ASC 605-35-25-37f, which indicates that in estimating profit or loss on a contract, the estimate to complete should include all contract costs.

2. As a related matter, we refer to your response to prior comment 10. Please further explain to us why percentage of completion is an appropriate accounting method for revenues and costs from DFC power plants and modules. In that regard, please respond to the following:

- Clarify how your determination considers the guidance from FASB ASC 605-35-15-6a, which indicates that percentage of completion accounting is not applicable to sales of goods produced in a standard manufacturing operation, even if produced to buyer specifications. In that regard, it is not clear how the two main components of the power plant are not manufactured goods as contemplated in the cited guidance.
- You indicate that it normally takes between twelve and eighteen months to complete a customer arrangement and that lead time is between six and twelve months. Without regard to lead time, please clarify for us the amount of time required to manufacture the components and clarify for us the period and pattern of costs incurred under the arrangements.
- Further clarify why you believe that the arrangements are substantively long-term contracts as contemplated in the guidance from FASB ASC 605-35.

Warranty and Services Expense Recognition, pages 69 and 82

3. We refer to your response to prior comment 13. Based on your disclosure and response it appears that the LTSA arrangements would fall under guidance applicable to Separately Priced Extended Warranty and Product Maintenance Contracts as described in FASB Codification Topic 605-20-25. Accordingly, please help us better understand how your accounting for the LTSA contracts complies with the cited guidance. In that regard:

- We see that the arrangements run between five and twenty years. Please tell us the typical life and describe the significance of arrangements running past your standard agreement of five years.
- Describe to us the basis for your expectation that your "power plants will produce the minimum output during the term of the LTSA."

- Tell us how your accounting practices consider the guidance regarding contract losses from FASB ASC 605-20-25-6. In that regard, it is not clear whether you are estimating the costs of providing the services over the entire life of the contract.

If you believe different GAAP governs the accounting for these arrangements, please fully explain in response to this comment.

You may contact Gary Todd at (202) 551-3605 or me at (202) 551-3637 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief

cc: Richard Krantz